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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)1


                               GALEY & LORD, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36352K 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

  CUSIP No. 36352K 103             13G                   Page 2  of  4  Pages
           ------------                                      ---    ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARTHUR C. WIENER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                              5    SOLE VOTING POWER
          NUMBER OF
                                   925,700 Shares
           SHARES       --------------------------------------------------------
                              6    SHARED VOTING POWER
        BENEFICIALLY
                                   None
          OWNED BY      -------------------------------------------------------

            EACH              7    SOLE DISPOSITIVE POWER

          REPORTING                925,700 Shares
                        --------------------------------------------------------
           PERSON             8    SHARED DISPOSITIVE POWER

            WITH                   None
 -------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     925,700 Shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.78%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 4 pages

Item 1.

           (a)      The name of the issuer is Galey & Lord, Inc. (the "Issuer").

           (b) The address of Issuer's principal executive office is 980 Avenue of the Americas, New York, New York 10018.

Item 2.

            (a)(b)(c)         This  report  is being  filed by  Arthur  C.
                              Wiener,   a  United  States   citizen  whose
                              business   address  is  980  Avenue  of  the
                              Americas,  New  York,  New York  10018  (the
                              "Reporting Person").

            (d)(e) The report covers the Issuer's Common Stock, $.01 par value (the "Common Stock"). The CUSIP number of the Common Stock is 36352K 103.

Item 3.

                  Not applicable.

Item 4.  Ownership

                  (a) As of December 31, 1996, the Reporting Person beneficially owned 925,700 shares (the "Shares") of Common Stock, which includes 325,700 shares of Common Stock subject to currently exercisable stock options.

                  (b) As of December 31, 1996, the Issuer had outstanding 11,576,841 shares of Common Stock and the Shares represented 7.78% of the outstanding shares of Common Stock.

                 (c)      Number of shares as to which the Reporting Person has:

                           (i) sole  power to vote or direct the vote -- 925,700
                            shares;

                           (ii)  shared  power to vote or to direct the vote
                            -- none;

                           (iii) sole power to dispose or direct the disposition
                            of -- 925,700 shares; and

                           (iv)  shared  power  to  dispose  or  to  direct the
                            disposition of -- none.

                           In May 1992, the Issuer,  Citicorp  Venture  Capital,
                  Ltd., a New York corporation ("CVC"), and the Reporting Person entered into an agreement, under which, if requested by CVC, the Issuer will use its best efforts to cause a designee of CVC to be nominated as a director of the Issuer and the Reporting Person will vote all shares owned by him in favor of CVC's designee. Such agreement will terminate on the earlier of its tenth anniversary or the date on which CVC beneficially owns fewer than 20% of the outstanding shares of Common Stock and nonvoting common stock of the Issuer. In addition, pursuant to the agreement, CVC also has the right to appoint an observer who will be permitted to attend all meetings of the Board of Directors of the Issuer and its Committees. A designee of CVC is currently serving as a director of the Issuer. The Reporting Person intends to vote all shares owned by him for the election of CVC's designee as a director.


                                Page 3 of 4 pages

Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By The Parent Holding Company
                            Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  Not applicable.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Date:  January 22, 1997



                              /s/ Arthur C. Wiener
                              --------------------
                                    Signature


                                Arthur C. Wiener
                                ----------------
                                      Name


                                Page 4 of 4 pages